(202) 942-5082 (202) 942-5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

September 2, 2010

Ms. Erin Magnor United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Credicorp Ltd
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 18, 2010
File No. 001-14014

Dear Ms. Magnor:

Reference is made to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated August 25, 2010, and signed by Mr. Michael Clampitt (Senior Attorney) regarding the above-referenced filing of Credicorp Ltd. (“Credicorp”).  As we discussed during our telephone conversation on September 1, 2010, Credicorp believes that it will be in a position to provide a written response to each point in the Staff’s letter by September 17, 2010.

Please do not hesitate to contact me at (202) 942-5082 if you have any questions or comments.

Sincerely, Gregory Harrington

cc:	Mr. Michael Clampitt U.S. Securities and Exchange Commission Mr. Alvaro Correa Credicorp Ltd.